Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited on Appointment of Senior Management” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

29 August 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Pansy Catilina Chiu King Ho, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

Stock Code: 600029	Stock Short Name: China South Air	Notice No.: Lin 2023-050

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY

LIMITED ON APPOINTMENT OF SENIOR MANAGEMENT

The board (the “Board”) of directors (the “Directors”, and each a “Director”) of the Company and all its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omissions, and accept legal responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 29 August 2023, China Southern Airlines Company Limited (the “Company”) held the sixteenth meeting of the ninth session of the Board. The number of Directors supposed to be present for consideration was seven, of which seven attended the consideration in person. After deliberation and voting by the Directors present at the Board meeting, the following resolution was unanimously passed:

Agreed that Mr. Qu Guang Ji (“Mr. Qu”) appointed to be the Executive Vice President of the Company.

The above senior management will serve for a term consistent with that of the current session of the Board.

The manner and procedure for considering the above resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Opinions of the independent Directors:

Mr. Qu is legally qualified to hold the office, and his nomination procedure is in compliance with relevant laws, regulations and the Articles of Association of the Company. He is capable of meeting the responsibility requirements for the appointed position. We hereby agree the Board to appoint the above personnel.

Independent Directors: Pansy Catilina Chiu King Ho, Gu Hui Zhong, Guo Wei and Cai Hong Ping

The Board of Directors of

China Southern Airlines Company Limited

29 August 2023

Attachment: Resume of Mr. Qu Guang Ji

Qu Guang Ji, male, born in February 1970 (aged 53), started his career in July 1993. He joined the Communist Party of China in March 1992. Mr. Qu graduated from the Department of Economics and Statistics of Xi’an Institute of Statistics with a bachelor’s degree in Statistics, obtained a master’s degree in Economics from Dongbei University of Finance and Economics, and achieved an Executive Master of Business Administration (EMBA) degree from Tsinghua University, French National University of Bridges and Roadways and French Civil Aviation University when he was on the job. He is an economist. Mr. Qu once served as the General Manager and Deputy Secretary of the CPC General Committee of the Transportation Network Department of the Marketing Committee, the General Manager and Deputy Secretary of the CPC General Committee of the Network Revenue Department of the Marketing Committee, the Deputy Director General and Member of Party Commitee of the Marketing Committee and etc. Mr. Qu acted as the President and Deputy Secretary of the Party Committee of Hubei Branch of the Company in October 2017, the Standing Vice President and Deputy Secretary of the Party Committee of Xinjiang Branch of the Company in March 2019, the President and Deputy Secretary of the Party Committee of Xinjiang Branch of the Company in July 2020, and the President and Deputy Secretary of the Party Committee of Shenzhen Branch of the Company in August 2021. Since July 2023, Mr. Qu has been serving as the Executive Vice President and Party Member of China Southern Air Holding Company Limited.